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                                                                Exhibit (a)(9)
                                                                --------------


This announcement is neither an offer to purchase nor a solicitation of an offer to sell the Shares. The Offer is made solely by the Offer to Purchase, dated November 18, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of the Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction the securities laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of the Company by the Dealer Manager or one or more brokers or dealers licensed under the laws of such jurisdiction.

OFFER TO PURCHASE FOR CASH UP TO 800,000 SHARES OF CLASS A COMMON STOCK AT A PRICE OF NOT GREATER THAN $50.00 NOR LESS THAN $43.50 PER SHARE BY NACCO INDUSTRIES, INC.

NACCO Industries, Inc., a Delaware corporation ("we," "us," or "our" below), is offering to purchase for cash up to 800,000 shares of our Class A Common Stock, par value $1.00 per share (the "Class A Shares" or the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). We are inviting our shareholders to tender their Shares at prices specified by such shareholders, not greater than $50.00 nor less than $43.50 per Share, upon the terms and subject to the conditions set forth in the Offer. Based upon the number of Shares tendered and the prices specified by tendering shareholders, we will select a single purchase price per Share (the "Purchase Price") which will be not greater than $50.00 nor less than $43.50 per Share that we will pay for Shares properly tendered and not withdrawn pursuant to the Offer. We will select the lowest Purchase Price which will enable us to purchase all 800,000 Shares, or such lesser number of Shares as are properly tendered at prices not greater than $50.00 nor less than $43.50 per Share, pursuant to the Offer. All Shares tendered at or below the Purchase Price will be purchased at the Purchase Price, subject to the terms and conditions of the Offer, including the proration and "odd lot" provisions described herein. The Purchase Price will be paid in cash, net to the seller, with respect to all Shares purchased. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration will be returned. Tendering shareholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 8 of the Letter of Transmittal, stock transfer taxes on our purchase of Shares pursuant to the Offer. If the number of Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date (as defined below) (the "Eligible Shares") exceeds the number of Shares to be purchased pursuant to the Offer, then we will select the Shares to be purchased from the Eligible Shares on a pro rata basis after purchase of all Shares from Odd Lot Holders (as defined below). The Offer will expire at 12:00 midnight, New York City time, on Monday, December 16, 1996 (as may be extended in accordance with the terms of the Offer, the "Expiration Date"), unless we exercise our right, in our sole discretion, to extend the Offer at any time or from time to time by oral or written notice to the Depositary (as defined in the Offer to Purchase). We expressly reserve the right, in our sole discretion, to purchase up to an additional 2% of the outstanding Shares pursuant to the Offer without the need to extend the Offer. We also have outstanding Class B Common Stock, par value $1.00 per share (the "Class B Shares"). Because of transfer restrictions, no trading market has developed, or is expected to develop, for the Class B Shares. The Class B Shares are not subject to the Offer; however, the Class B Shares are convertible into Class A Shares on a one-for-one basis. If you hold Class B Shares and would like to tender Class A Shares into the Offer, you must first notify Key Shareholder Services, the transfer agent for the Shares (the "Transfer Agent"), at 4900 Tiedeman Road, Stock Transfer Department, 1st Floor, Brooklyn, Ohio 44144, in writing, of your desire to convert some or all of your Class B Shares into Class A Shares, and enclose certificates representing the Class B Shares you would like to so convert and executed stock powers with respect to such certificates. See "How to Tender Shares--Class B Shares" in the Offer to Purchase for a discussion of factors you should consider before deciding to convert your Class B Shares into Class A Shares. Please note that you should allow 10-14 business days for such conversion and that share certificates representing tendered Shares must be received by the Depositary by the Expiration Date, or up to three NYSE trading days thereafter if you follow the procedures for guaranteed delivery set forth in the Offer. The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions.

Upon the terms and subject to the conditions of the Offer, in the event that prior to the Expiration Date a greater number of Shares is properly tendered, and not withdrawn, at prices at or below the Purchase Price than will be accepted by us for purchase pursuant to the Offer, we will accept the Shares to be purchased in the following order of priority: (i) all Shares properly tendered at or below the Purchase Price and not withdrawn before the Expiration Date by any shareholder who holds less than 100 Shares as of the close of business on November 13, 1996 ("Odd Lot Holder") and tenders all of his Shares and does not withdraw any such Shares, (ii) all other Shares properly tendered at or below the Purchase Price and not withdrawn before the Expiration Date on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares). Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that Shares tendered may be withdrawn at any time after 40 business days from the commencement of the Offer unless theretofore accepted for payment by us as provided in the Offer to Purchase. To be effective, a written, telegraphic, telex, or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses set forth in the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn and the name of the registered holders of the Shares if different from the person who tendered the Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. We are making the Offer (i) because our Board of Directors believes that the purchase of Shares pursuant to the Offer constitutes a prudent use of our financial resources, given our business profile, assets, and prospects and (ii) to afford those shareholders who desire liquidity an opportunity to sell all or a portion of their Shares without the usual transaction costs associated with open market sales. This opportunity to sell Shares without paying any brokerage fee may be particularly valuable to smaller shareholders, for whom such fees may be relatively high. Odd Lot Holders who tender into the Offer will realize additional transactional savings by avoiding any applicable "odd lot" discount payable on a sale of Shares. If you are considering the sale of all or a portion of your Shares, the Offer also gives you the opportunity to determine the minimum price at which you are willing to sell your Shares. The Offer may also give you the opportunity to sell Shares


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at prices greater than the market price of the Shares prevailing before we announced the Offer. Shareholders who do not tender Shares or whose Shares are not purchased in the Offer will have a proportionate increase in their ownership interest in us. Our purchase of Shares pursuant to the Offer will reduce the number of Shares that are available to be publicly traded on the NYSE, and is likely to reduce the number of shareholders. Nonetheless, we anticipate that there will be enough shareholders and sufficient publicly available Shares following the Offer to provide a reasonably liquid trading market for them. However, we can make no assurances that sufficient publicly traded Shares will be available following the Offer to provide a reasonably liquid trading market. Neither we nor our Board of Directors makes any recommendation to you as to whether or not to tender Shares. You must make your own decision whether to tender Shares and, if so, how many Shares to tender and at what price or prices. We have been informed by such persons that none of our directors, executive officers, or Family Shareholders (as defined in the Offer to Purchase) intends to tender any Shares pursuant to the Offer. The information required to be disclosed by Rule 13e-4(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference. Copies of the Offer to Purchase and Letter of Transmittal are being mailed commencing today to all holders of the Class A Shares, as reflected on the records of the Transfer Agent as of November 13, 1996. The Offer is explained in detail in these materials. Shareholders are urged to carefully read these materials before making any decision with respect to the Offer. Additional copies of the Offer to Purchase and Letter of Transmittal may be obtained from the Information Agent at the address and telephone number set forth below and will be furnished promptly at our expense. Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Shareholders may also contact their broker, dealer, commercial bank, or trust company for assistance concerning the Offer.

THE INFORMATION AGENT FOR THE OFFER IS:

[GRAPHIC]

156 Fifth Avenue   New York, New York 10010
(800) 322-2885 (toll free)
(212) 929-5500 (call collect)

THE DEALER MANAGER FOR THE OFFER IS:

J. P. MORGAN & CO.  60 Wall Street   Mail Stop 27MA
New York, New York 10260
(212) 648-6234

November 18, 1996

THE OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, DECEMBER 16, 1996, UNLESS THE OFFER IS EXTENDED.